UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Louisiana Bancorp, Inc.

(Name Of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

54619P 10 4

(CUSIP Number)

Lawrence J. LeBon, III
Chairman, President and Chief
Executive Officer
Louisiana Bancorp, Inc.
1600 Veterans Memorial Boulevard
Metairie, Louisiana  70005
(504) 834-1190

(Name, Address, Telephone Number of Persons Authorized to Receive Notices and Communications)

February 19, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 54619P 10 4	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS John P. LeBlanc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 160,013
	8	SHARED VOTING POWER 24,303
	9	SOLE DISPOSITIVE POWER 160,013
	10	SHARED DISPOSITIVE POWER 24,303
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 54619P 10 4	13D	Page 3 of 6 Pages

Item 1.  Security and Issuer

The securities as to which this Schedule 13D relates are shares of common stock, par value $0.01 per share, of Louisiana Bancorp, Inc. (the “Issuer”).  The address of the Issuer’s principal executive office is 1600 Veterans Boulevard, Metairie, Louisiana 70005.

Item 2.  Identity and Background

(a)           John P. LeBlanc (the “Reporting Person”).

(b)           The Reporting Person’s business address is the Issuer’s principal executive office, 1600 Veterans Boulevard, Metairie, Louisiana 70005.

(c)           The Reporting Person is the Executive Vice President and Chief Financial Officer of the Issuer.

(d)           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)           The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person used personal funds to acquire the shares of common stock subject to this Schedule 13D.

Item 4.  Purpose of Transaction

The Reporting Person is presently the Executive Vice President and Chief Financial  Officer of the Issuer.  The Reporting Person intends to continue to participate in the management and operations of the Issuer as an executive officer of the Issuer.  In addition to the purchase of shares of common stock in the Issuer’s 2007 initial public offering, the Reporting Person has acquired shares of common stock pursuant to the Issuer’s stock benefit plans.  The Reporting Person believes that the shares of common stock are an attractive investment and acquired the shares of common stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control.  The Reporting Person does not intend to obtain control of the Issuer.  On February 19, 2013, Mr. LeBlanc’s beneficial ownership of the common stock increased to more than 5% of the outstanding shares of common stock upon the vesting of stock options granted in February 2008 under the Issuer’s 2007 Stock Option Plan (the “2007 Stock Option Plan”) and restricted stock granted in February 2008 under the Issuer’s 2007 Recognition and Retention Plan (the “2007 RRP”).

CUSIP No. 54619P 10 4	13D	Page 4 of 6 Pages

The Reporting Person currently has no current plans or proposals (excluding actions which may be taken or proposed to be taken by the Issuer’s management  of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)           The Reporting Person beneficially owns 184,316 shares of common stock, which represents 6.2% of the issued and outstanding shares of common stock.  This percentage is based upon 2,868,202 shares of common stock outstanding as of March 27, 2013 plus the shares of common stock that would be issued upon the exercise of stock options held by the Reporting Person as described below.

(b)           The Reporting Person has sole voting and dispositive power with respect to 160,013 shares of common stock, which includes 126,914 shares that may be acquired upon the exercise of stock options which are currently exercisable or will become exercisable within 60 days hereof.  Mr. LeBlanc has shared voting and dispositive power with respect to 24,303 shares of common stock, which consists of 15,771 shares held in Mr. LeBlanc’s account in the Issuer’s 401(k) Plan (the “401(k) Plan”) and 7,251 shares held in Mr. LeBlanc’s account in the Issuer’s Employee Stock Ownership Plan (the “ESOP”) over which he can exercise voting rights and 1,281 shares held jointly with his spouse.  Mr. LeBlanc may direct the trustees of each of the 401(k) Plan and ESOP as to the voting of the shares held in such plans in which he has a beneficial interest.  The Reporting Person’s beneficial ownership does not include unallocated and unvested shares held in the 2007 RRP, which are voted by the trustees of the 2007 RRP, including Mr. LeBlanc.

(c)           The Reporting Person had no transactions in the Issuer’s securities during the last 60 days other than the vesting on February 19, 2013 of stock options to acquire 25,383 shares of common stock previously granted under the 2007 Stock Option Plan and 10,153 shares of restricted stock previously granted under the 2007 RRP (of which 3,452 shares were withheld for the payment of taxes) as well as the ongoing acquisition of shares of common stock pursuant to the 401(k) Plan.

CUSIP No. 54619P 10 4	13D	Page 5 of 6 Pages

(d)           Not Applicable.

(e)           Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than agreements evidencing outstanding stock options, restricted stock awards and employee benefit plans.  The Reporting Person is the Executive Vice President and Chief Financial Officer of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer as the Executive Vice President and Chief Financial Officer in an independent manner, and to vote his shares of common stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.

Item 7.  Material to be Filed as Exhibits

Not applicable.

CUSIP No. 54619P 10 4	13D	Page 6 of 6 Pages

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

/s/John P. LeBlanc
John P. LeBlanc

Date: April 1, 2013